[Letter of Morgan, Lewis & Bockius LLP]

Christopher T. Jensen

212-309-6134

cjensen@morganlewis.com

September 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Thomas Kluck

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	BGC Partners, Inc.
Registration Statement on Form S-3
Filed July 2, 2010
File No. 333-167953

Dear Mr. Kluck:

On behalf of our client, BGC Partners, Inc. (the “Company”), we are responding to the comment set forth in the comment letter from the (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 22, 2010 (the “Comment Letter”), in respect of the Company’s Registration Statement on Form S-3 (File No. 333-167953) filed with the Commission on July 2, 2010 (the “Registration Statement”). The Company is filing concurrently with this letter pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four (4) copies of this letter and marked copies of Amendment No. 1 (marked against the Registration Statement).

Please note that the Re line of the Comment Letter states as follows: “BGC Partners, Inc., Registration Statement on Form S-3, Filed April 28, 2010, File No. 333-166355.” We assume, however, that the Comment Letter should have referred to the Registration Statement.

The numbered paragraph below in bold restates the numbered paragraph in the Staff’s Comment Letter, and the discussion set out below such paragraph is the Company’s response to the Staff’s comment.

Thomas Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

September 3, 2010

Front Cover Page of Prospectus

1.	We note that you incorporate by reference any quarterly reports and current reports filed subsequent to the date of this registration statement. Please note that you should specifically incorporate by reference any future filings (such as quarterly reports or applicable current reports) made after the date of the registration statement and prior to effectiveness. Please refer to Securities Act Forms – Compliance & Disclosure Interpretations, Question 123.05 for guidance and confirm that you plan to amend your registration statement as needed.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the “Documents Incorporated by Reference” section of Amendment No. 1 (located on page 25 of Amendment No. 1).

In addition to the revision referred to above, the Registration Statement has been revised to reflect that the number of shares of the Company’s Class A common stock, par value $0.01 per share (the “Class A common stock”), registered under the Registration Statement has increased from 3,500,000 shares to 3,646,055 shares. This increase of 146,055 shares of Class A common stock is due to the addition of 200,000 shares donated by Cantor Fitzgerald, L.P. (“Cantor”) to the Cantor Fitzgerald Relief Fund (the “Relief Fund”) and the deduction of 53,945 shares that were distributed by Cantor and subsequently sold by the distributee to the Company. The additional registration fee for the 146,055 net increase in shares of Class A common stock is reflected in the “Calculation of Registration Fee” table included in Amendment No. 1, and such fee has been submitted to the Commission. The Registration Statement has also been revised to include in the Selling Stockholder table information for certain Individual Selling Stockholders (as defined in Amendment No. 1) and the Relief Fund and to update certain information regarding the Company since the Registration Statement was initially filed on July 2, 2010, including a Capitalization table and organizational structure chart that reflect events through August 31, 2010.

***

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Thomas Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

September 3, 2010

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 309-6134 or my colleague, George G. Yearsich, at (202) 739-5255.

Very truly yours,

/s/ Christopher T. Jensen
Christopher T. Jensen

cc:	U.S. Securities and Exchange Commission
Jerard T. Gibson, Esq.
BGC Partners, Inc.
Stephen M. Merkel, Esq.
Caroline A. Koster, Esq.